Exhibit 99.1

Spreadtrum Acquires Telegent Systems

Acquisition expands patent and product portfolio with advanced mobile TV technology

SHANGHAI, July 19, 2011 /PRNewswire-Asia-FirstCall/ -- Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum" or the "Company"), a leading fabless semiconductor provider in China with advanced technology in both 2G and 3G wireless communications standards, today announced that it has signed a definitive agreement to purchase Telegent Systems, Inc. ("Telegent"), a provider of semiconductor and software solutions for the reception of live, broadcast television on mobile phones. Spreadtrum does not expect significant impact to either its cash position or operating expenses as a result of the transaction.

"Broadcast mobile TV is a popular feature with consumers in emerging markets, which is a target market segment for Spreadtrum and one in which we are experiencing rapid growth," said Dr. Leo Li, president and chief executive officer of Spreadtrum.  "The acquisition of Telegent enhances the value proposition we can deliver to the supply chain serving this market segment from handset manufacturer to end market brand and accelerates our international footprint."

Telegent's technology portfolio delivers more than 70 patents granted or pending and a product line consisting of analog mobile TV ICs, hybrid analog/digital mobile TV ICs, mobile TV internal antenna technology, TV player software, and entertainment services software that enables the delivery of applications and advertising to handsets post-sale.  Telegent's newly introduced product line, the TLG12xx series, introduces new innovations to the mobile TV market, including integrated internal antenna technology and a single-chip analog mobile TV receiver with the lowest power consumption and the lowest external bill of materials.  Following the acquisition, Spreadtrum will explore integration opportunities with the baseband that deliver further performance and cost benefits.

In connection with the acquisition, approximately twenty hardware and software engineers from Telegent's Shanghai office will join Spreadtrum.  The transaction has been approved by the Spreadtrum and Telegent boards of directors and is subject to customary closing conditions, including the approval of Telegent stockholders.

Questions and answers regarding Spreadtrum's acquisition of Telegent can be found at:  http://phx.corporate-ir.net/External.File?item=UGFyZW50SUQ9MTAwMTk3fENoaWxkSUQ9LTF8VHlwZT0z&t=1

About Telegent Systems, Inc.

Telegent Systems is a fabless semiconductor company that enables the reception of live, free-to-air analog and digital broadcast television in mobile handsets and other portable consumer devices.  Telegent's television-on-a-chip solutions solve the long-standing technical challenges that have precluded mobile reception of analog broadcast TV, enabling manufacturers and operators to benefit from the convergence of broadcast TV with mobile and portable devices.  Telegent's products are the most widely sold broadcast television solutions for mobile handsets in the world.  For more information, visit www.telegent.com.

About Spreadtrum Communications, Inc.

Spreadtrum Communications, Inc. (Nasdaq: SPRD; 'Spreadtrum') is a fabless semiconductor company that develops baseband and RF processor solutions for the wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. Spreadtrum has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich to meet their cost and time-to-market requirements.  For more information, please visit www.spreadtrum.com.

Spreadtrum Safe Harbor Statements:

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding Spreadtrum's expectation with respect to absence of significant impact to either its cash position or operating expenses as a result of transaction, Spreadtrum's rapid growth in emerging markets, the ability of Spreadtrum in delivering to the supply chain serving this market segment from handset manufacturer to end market brand and accelerating its international footprint, and Spreadtrum's plan to explore integration opportunities with the baseband that deliver further performance and cost benefits. Spreadtrum uses words like 'believe,' 'anticipate,' 'intend,' 'estimate,' 'expect,' 'project' and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and Spreadtrum's actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to,, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile phones; market acceptance of Spreadtrum's products; business growth of Spreadtrum in emerging markets; the state of and any change in Spreadtrum's relationships with its major customers; and changes in political, economic, legal and social conditions in China and emerging markets. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in Spreadtrum's filings with the U.S. Securities and Exchange Commission (the "SEC") and the annual report on Form 20-F filed on April 6, 2011, as amended, especially the sections under 'Risk Factors' and such other documents that Spreadtrum may file with the SEC from time to time, including on Form 6-K. Spreadtrum assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.